

----------------                              U.S. SECURITIES AND EXCHANGED COMMISION                   ----------------------------
|F  O  R  M   3|                                       Washington, D.C. 20549                           |       OMB APPROVAL       |
----------------                                                                                        |--------------------------|
                                       INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             |OMB Number       3235-0104|
                                                                                                        |Expires: September 30,1998|
                             Filed pursuant to Section 16(a) of the Securities Exchanged Act of 1934,   |Estimated ave. burden     |
                                Section 17(a) of the Public Utility Holding Company Act of 1935 or      |hours per response.....0.5|
                                         Section 30(f) of the Investment Company Act 1940               ----------------------------
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|1.Name and Address of Reporting Person* |2.Date of Event        |4.Issuer Name and Ticker or Trading Symbol                       |
|                                        |  Requiring Statement  |                                                                 |
|    Litvack             Sanford      M. |  (Month/Day/Year)     |    Compaq Computer Corporation              (CPQ)               |
|                                        |                       |                                                                 |
|----------------------------------------|                       |-----------------------------------------------------------------|
|      (Last)             (First)    (MI)|    January 25, 2001  |5.Relationship of Reporting Person to  |6.If Amendment, Date of  |
|                                        |                       |  Issuer (Check all Applicable)        |  Original (Mon/Day/Year)|
|  20555 SH 249                          |                       |                                       |                         |
|  M/C 110701                            |-----------------------| X Director             10% Owner      |                         |
|                                        |3.IRS or Soc. Sec. No. |---                  ---               |-------------------------|
|----------------------------------------|  of Reporting Person  |                                       |7.Individual or Joint/   |
|      (Street)                          |  (Voluntary)          |   Officer              Other          |  Group Filing           |
|                                        |                       |---(give title below)---(Specify below)|  (Check Applicable Line)|
|                                        |                       |                                       | X  Form filed by One    |
|Houston                 TX    77070     |                       |                                       |--- Reporting Person     |
|                                        |                       | Senior VP and Chief Technology        |    Form filed by More   |
|                                        |                       |  Officer                              |--- than Reporting Person|
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Beneficially Owned                              |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security (Instr. 4)            |2.Amount of Securities       |3.Ownership   |4.Nature of Indirect Beneficial           |
|                                          |  Beneficially Owned         |  Form:       |  Ownership (Instr. 5)                    |
|                                          |  (Instr. 4)                 |  Direct (D)  |                                          |
|                                          |                             |  or Indirect |                                          |
|                                          |                             |  (I)(Instr.5)|                                          |
|------------------------------------------|-----------------------------|--------------|------------------------------------------|
|                                          |                             |              |                                          |
|                                          |                             |              |                                          |
| Common Stock                             | 85                          | I            | 401K Plan                                |
|------------------------------------------|-----------------------------|--------------|------------------------------------------|
|                                          |                             |              |                                          |
|  Common Stock                            | 40,000                      |      D       |                                          |
|------------------------------------------|-----------------------------|--------------|------------------------------------------|

Reminder: Report on a separate line for each class securities owned directly or indirectly.                         SEC 1473 (7-96)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                                                                                                                     PAGE:  1 OF  2
FORM 3 (continued)          TABLE II - Derivative Securities Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible security)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of         |2.Date Exercisable and       |3.Title and Amount of Underlying      |4.Conversion or    |5.   |6.Nature of    |
|  Derivative       |  Expiration Date            |  Derivative Security (Instr. 4)      |  Exercise Price   |Own. |  Indirect     |
|  Security         |  (Month/Day/Year)           |                                      |  of Derivative    |Form |  Beneficial   |
|  (Instr. 4)       |                             |                                      |  Security         |of   |  Ownership    |
|                   |                             |                                      |                   |Deri.|  (Instr. 5)   |
|                   |                             |                                      |                   |Sec. |               |
|                   |                             |                                      |                   |Dir. |               |
|                   |                             |                                      |                   |(D)  |               |
|                   |-----------------------------|--------------------------------------|                   |or   |               |
|                   |Date          |Expiration    |                   |Amount or Number  |                   |Ind. |               |
|                   |Exercisable   |Date          |      Title        |of Shares         |                   |(I)  |               |
|-------------------|--------------|--------------|-------------------|------------------|-------------------|-----|---------------|
|                   |              |              |                   |                  |                   |     |               |
|Stock Option       |  01/24/02    |  01/24/10    |Common Stock       |    31,250        |       $22.40      |  D  |               |
|(Right to buy)     |    (01)      |              |                   |                  |                   |     |               |
|-------------------|--------------|--------------|-------------------|------------------|-------------------|-----|---------------|
|                   |              |              |                   |                  |                   |     |               |
|                   |              |              |                   |                  |                   |     |               |
|-------------------|--------------|--------------|-------------------|------------------|-------------------|-----|---------------|

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Explanation of Responses:
      (01)  This grant becomes exercisable on the first anniversary of the date of grant.





**Intentional misstatements or omissions of facts constitute Federal             /s/ Sanford M. Litvack                  01/30/2001
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            ------------------------------------------  ----------
                                                                                  **Signature of Reporting Person           Date
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1473 (7-96)

Potential persons who are to respond to the collection of informations contained in this form are not required to respond unless the form displays a currently valid OMD Number.

                                                                                                      PAGE:  2 OF  2

                           CONFIRMING STATEMENT



     This statement confirms that the undersigned has authorized and designated Linda S. Auwers, Vice President, Associate General Counsel and
Secretary of Compaq Computer Corporation or Connie Levo (each individually, the "Authorized Person") to execute and file on the undersigned's behalf Forms 4 and Forms 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Compaq Computer Corporation. The authority of the Authorized Person under this Statement shall continue until the undersigned is no longer required to file Forms 4 and Forms 5 with regard to the undersigned's ownership of or transactions in securities of Compaq Computer Corporation, unless earlier revoked in writing. The undersigned acknowledges that the Authorized Person is not assuming nor is Compaq Computer Corporation assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


                                                  /s/ Sandford M. Litvack
                                                ________________________________
                                                Name:   Sanford M. Litvack
                                                Title:  Director

Dated:    January 30, 2001